                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of May, 2003                      Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F [ ]                       Form 40-F [X]

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes [ ]     Assigned File No. ____________     No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

                                      INDEX

Management's discussion and analysis of the financial results for    Page 2 - 5
the period ended March 31, 2003
Unaudited financial statements for the period ended March 31,        Page 6 - 11
2003
Corporate Information                                                Page 12
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

FIRST QUARTER 2003

   RESULTS OF OPERATIONS

   The Company realized net income for the three months ended March 31, 2003 of $8,390,000 or $0.17 per share (fully diluted) on revenues of $45,120,000 compared to a net income of $6,246,000 or $0.12 per share (fully diluted) on revenue from metal sales of $44,577,000 for the corresponding period a year earlier. The slightly higher revenue in the current quarter was due to a 9% increase in palladium production, offset by the sharp drop in the palladium price. The Company is protected from the current depressed palladium price as it sells 100% of its palladium production under a long-term sales contract with a guaranteed floor price of US$325 per ounce. The floor price realized in the current quarter compares to an average spot palladium price of $386 per ounce in the corresponding quarter a year ago. In addition, the Company realized US$899 per ounce on 12,600 ounces of first quarter palladium production under a forward sales arrangement, which provided $10,634,000 of the revenue reported in the quarter.

   The Company records the unrealized exchange gains and losses on long-term US dollar debt in the consolidated statements of earnings and deficit in the period in which they occur. Due to the drop in the US exchange rate, the Company experienced an unrealized non-cash foreign exchange gain of $7,953,000 in the first quarter.

   During the first quarter of 2003, the mill processed 1,196,259 tonnes of ore or 13,292 tonnes per day with a palladium head grade of 1.99 grams per tonne, producing 58,791 ounces of palladium at a recovery rate of 76.9%. This compares to the first quarter of 2002 when the mill processed 1,205,150 tonnes of ore or 13,391 tonnes per day with a palladium head grade of 1.91 grams per tonne, producing 53,922 ounces of palladium at a recovery rate of 73.0%. When compared to the fourth quarter of 2002, first quarter palladium production was 12.9% higher, the result of improvements in mill throughput, head grade and palladium recovery. Improved mill throughput was achieved despite continuing difficulties with the primary crusher.

   Production costs including overheads were $28,219,000 during the first quarter 2003 compared to $23,420,000 during the first quarter 2002. During the quarter, contract crushing and the related increase in ore handling activities increased production costs by $4,700,000 or US$63 per ounce of palladium produced. The repaired primary crusher resumed operation in early March; however, it has proven unreliable and the Company has purchased a new primary crusher, which it expects to have operational by mid-2003. With the resumption of normal crushing operations it is anticipated further improvements will be made to daily mill throughput and palladium production.

   Total cash costs to produce palladium, net of other metal credits and royalties, increased to US$277 per ounce in the first quarter 2003 compared to US$239 per ounce in the first quarter 2002. Current quarter cash costs were US$38 per ounce higher than the first quarter 2002, largely due to increased operating costs attributable to the need for contract crushing and the drop in the US exchange rate, which impacted cash costs by US$14 per ounce. The increased costs were offset in part by the improved mill recovery and palladium production.

   PRODUCTION STATISTICS

                                                                FIRST QUARTER
                                                                   MARCH 31
                                                             2003         2002
--------------------------------------------------------------------------------
Palladium (oz)                                              58,791        53,922
Payable Palladium (oz)                                      53,328        49,339
Platinum (oz)                                                5,285         4,656
Gold (oz)                                                    4,564         3,668
Copper (lbs)                                             1,396,155     1,164,497
Nickel (lbs)                                               772,545       666,369
--------------------------------------------------------------------------------
Ore Tonnes Milled                                        1,196,259     1,205,150
Ore Tonnes Mined
  High grade ore                                           870,369     1,133,775
  Regular grade                                            523,600       841,657
Waste Tonnes Mined                                       2,470,885     2,839,701
--------------------------------------------------------------------------------
Waste Strip Ratio                                           1.77:1        1.44:1
--------------------------------------------------------------------------------

   LIQUIDITY AND CAPITAL RESOURCES

   Cash flow from operations (prior to changes in non-cash working capital) was $11,361,000 in the first quarter 2003 compared to $14,002,000 in the first quarter 2002. Changes in working capital other than cash required $1,002,000 of cash in the first quarter 2003. Concentrate awaiting settlement decreased marginally from 93,619 ounces of palladium at December 31, 2002 to 92,817 ounces at March 31, 2003. After allowing for working capital changes, cash provided by operations was $10,359,000 in the first quarter of 2003 compared to cash used of ($1,091,000) in the first quarter of 2002.

   During the quarter, the Company's long-term debt was reduced by $20,718,000 as a result of the payment of $12,765,000 and a foreign exchange gain of $7,953,000. At March 31, 2003, the US dollar long-term debt facilities totaled $99,611,000 (US$67,750,000). The Company ended the first quarter with cash and cash equivalents of $5,882,000.

   EXPLORATION

   Exploration activities completed during the first quarter consisted of core drilling and geophysical surveys on several properties. Core drilling at the Lac des Iles mine site consisted of 21 holes (8,349m) for the purpose of delineating near surface extensions of the Roby Zone to the southeast and southwest.

   Geophysical survey targets on several satellite properties were drilled. On the Buck Lake property, 25 kilometres west of the mine, 4 holes (1,416 metres) tested Induced Polarization chargeability anomalies that were coincident with PGE discoveries made by the company in previous years. On the Weaver Lake property, 55 kilometres northwest of the mine, 2 holes (264 metres) tested an airborne electromatic anomaly that was verified with a ground electromagnetic survey in an area of extensive and deep overburden cover. In the Murphy Zone area, 4 kilometres northeast of the mine, 5 holes (1,623 metres) tested Induced Polarization chargeability anomalies coincident with favourable geology under extensive overburden cover. Core processing and assaying will be completed during the second quarter.

   Cut grids were established on the Shebandowan Lake property, located 80 kilometres west of Thunder Bay, and the Chief Peter Lake property located 100 kilometres southwest of the mine. The grids were cut in preparation for a program of mapping, sampling and trenching that will begin in May. A magnetic survey was conducted on the Chief Peter Lake grid. These two properties, and the Roaring River property, 50 kilometres north of the mine, are the main focus of the Company's grass roots exploration program this year.

   At the minesite, a magnetotelluric survey has been completed. This survey is designed to discover a possible deep source of massive sulphides which might lie near the base of the Mine Block Intrusion. This survey technique has the capability of accurately identifying electrical resistivity anomalies to depths of 2 kilometers. Since 1998, a dozen precious and base metal rich massive sulphide lenses have been discovered near surface. It is postulated that these minor secondary sulphide lenses have a primary source at depth. Processing of the survey data will be completed during the second quarter, and followed up by core drilling if warranted.

   RISKS AND UNCERTAINTIES

   The price of palladium is the most significant factor influencing the profitability of the Company. In the first quarter 2003, sales of palladium accounted for approximately 75.1% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production.

   The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

   Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company has hedged US$53.0 million of its revenue for 2003 at an average C$/US$ exchange rate of approximately 1.59.

   The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company is making a claim under its property damage and business interruption insurance policies relating to the primary crusher failure in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.

   Respectfully,

   /s/ Andre J. Douchane

   ANDRE J. DOUCHANE
   PRESIDENT AND CHIEF EXECUTIVE OFFICER
   May 15, 2003

   CAUTIONARY NOTE

   CERTAIN STATEMENTS INCLUDED IN THIS INTERIM REPORT ARE FORWARD-LOOKING STATEMENTS, SUCH AS ESTIMATES AND STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS, INCLUDING WORDS TO THE EFFECT THAT THE COMPANY OR MANAGEMENT EXPECTS A STATED CONDITION OR RESULT TO OCCUR. SUCH FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED ARE DISCLOSED IN THE COMPANY'S MOST RECENT ANNUAL REPORT UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS" AND ANNUAL INFORMATION FORM UNDER "RISK FACTORS" ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.

North American Palladium Ltd.
CONSOLIDATED BALANCE SHEETS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
(UNAUDITED)

                                                        MARCH 31     December 31
                                                            2003            2002
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                               $  5,882       $  11,536
Short-term investments                                     5,155           5,127
Concentrate awaiting settlement,
  net - Note 3                                            86,083          85,312
Inventories                                                7,428           7,414
Crushed and broken ore stockpiles
  - Note 4                                                 8,879           9,157
Future tax asset                                               -           4,868
Accounts receivable and other assets                       1,571           1,683
--------------------------------------------------------------------------------
                                                         114,998         125,097

Mining interests, net                                    259,214         260,985
Mine closure deposit - Note 5                              3,770           3,470
Deferred financing costs                                   1,882           2,080
Crusher and broken ore stockpiles
  - Note 4                                                 6,398           7,983
Future tax asset                                          10,720          11,218
--------------------------------------------------------------------------------
                                                        $396,982       $ 410,833
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued
  liabilities                                           $ 12,240       $  14,813
Taxes payable                                              2,321           1,940
Current portion of obligations
  under capital lease                                      1,150           1,127
Current portion of project term loan                      47,554          51,083
--------------------------------------------------------------------------------
                                                          63,265          68,963

Provision for mine closure costs                           1,686           1,554
Obligations under capital leases                             750           1,024
Project term loan                                         35,149          51,083
Kaiser-Francis Oil Company
  credit facility                                         16,908          18,163
Future tax liability                                      10,145           9,600
--------------------------------------------------------------------------------
                                                         127,903         150,387
--------------------------------------------------------------------------------

Shareholders' Equity
Capital stock - Note 8                                   312,226         311,983
Deficit                                                  (43,147)       (51,537)
--------------------------------------------------------------------------------
Total shareholders' equity                               269,079         260,446
--------------------------------------------------------------------------------
                                                        $396,982       $ 410,833
--------------------------------------------------------------------------------

North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS) (UNAUDITED)

                                                             Quarter Ended
                                                                March 31
                                                         2003              2002
-------------------------------------------------------------------------------
Revenue from metal sales
  - Note 10                                      $     45,120      $     44,577
Deduct: smelter treatment,
  refining and freight costs                           (3,499)           (4,001)
-------------------------------------------------------------------------------
Net revenue from mining operations                     41,621            40,576
-------------------------------------------------------------------------------

Operating Expenses
Production costs including                             28,219            23,420
overheads
Amortization                                            4,881             4,922
Administrative expenses                                   918               988
Provision for mine closure costs                          132               133
-------------------------------------------------------------------------------
Total operating expenses                               34,150            29,463
-------------------------------------------------------------------------------

Income from mining operations                           7,471            11,113

Other Income (expenses)
Interest income                                            74                68
Interest                                                    -              (160)
Interest on long-term debt                             (1,068)           (1,699)
Exploration expenses                                     (323)             (121)
Foreign exchange gain (loss)                            8,651               (39)
-------------------------------------------------------------------------------
Total other income (expenses)                           7,334            (1,951)
-------------------------------------------------------------------------------

Income before income taxes                             14,805             9,162

Provision for income taxes                              6,415             2,916
-------------------------------------------------------------------------------

Net income for the period                               8,390             6,246

Deficit, beginning of period                          (51,537)          (66,672)
-------------------------------------------------------------------------------

Deficit, end of period                           $    (43,147)     $    (60,426)
-------------------------------------------------------------------------------

Net income per share                             $       0.17      $       0.12
-------------------------------------------------------------------------------

Diluted net income per share                     $       0.17      $       0.12
-------------------------------------------------------------------------------

Weighted average number
  of shares outstanding                            50,678,688        50,466,600
-------------------------------------------------------------------------------

North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER
SHARE AMOUNTS)
(UNAUDITED)

                                                                Quarter Ended
                                                                   March 31
                                                              2003         2002
-------------------------------------------------------------------------------
Cash provided by (used in)
Operations
Net income for the period                                 $  8,390     $  6,246
Operating items not involving cash
  Future income tax expense                                  5,911        2,701
  Amortization                                               4,881        4,922
  Unrealized foreign exchange gain                          (7,953)         -
  Provision for mine closure costs                             132          133
-------------------------------------------------------------------------------
                                                          $ 11,361     $ 14,002
Changes in non-cash working
  capital - Note 9                                          (1,002)     (15,093)
-------------------------------------------------------------------------------
                                                            10,359       (1,091)
-------------------------------------------------------------------------------

Financing Activities
Mine closure deposit                                          (300)        (300)
Obligations under capital leases                              (251)        (244)
Increase in Kaiser-Francis Oil
  Company credit facility                                      -         10,372
Repayment of project term loan                             (12,765)      (6,672)
Issuance of common shares                                      243           59
-------------------------------------------------------------------------------
                                                           (13,073)       3,215
-------------------------------------------------------------------------------
Investing Activities
Short-term investments                                         (28)         (25)
Additions to plant and equipment                            (2,323)      (2,139)
Mining claims, exploration and
  development costs                                           (589)         (61)
-------------------------------------------------------------------------------
                                                            (2,940)      (2,225)
-------------------------------------------------------------------------------

Decrease in cash and cash equivalents                        5,654          101
Cash and cash equivalents,
  beginning of period                                       11,536        1,775
-------------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                                           $  5,882     $  1,674
-------------------------------------------------------------------------------

North American Palladium Ltd.
NOTES TO THE MARCH 31, 2003
CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE AND PER OUNCE AMOUNTS)
(UNAUDITED)


1.   Basis of Presentation

     These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's annual report to shareholders for the year ended December 31, 2002. Accordingly, these consolidated financial statements should be read in conjunction with the audited fiscal financial statements.

2.   Stock-Based Compensation

     Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements. The Company has elected not to recognize compensation expense when stock options are issued to employees.

     The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.

                                                       Three Months Three Months
                                                       March 31,       March 31,
                                                            2003           2002
-------------------------------------------------------------------------------
Net income as reported                                    $8,390         $6,246
Stock-based compensation expense                              53              -
-------------------------------------------------------------------------------
Pro forma net income                                       8,337          6,246
-------------------------------------------------------------------------------
Pro forma basic and diluted net
  income per share                                        $ 0.16         $ 0.12
-------------------------------------------------------------------------------

3.   Concentrate Awaiting Settlement

     The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between October 2002 and March 2003, including 92,817 ounces of palladium. At December 31, 2002 concentrate awaiting settlement included 93,619 ounces of palladium. Concentrate awaiting settlement was entirely from two domestic customers at March 31, 2003. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4.   Crushed and broken ore stockpiles

     Crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. The amount of stockpiled ore that is not expected to be processed by March 31, 2004 is shown as a long-term asset.

5.   Mine Closure Deposit

     As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At March 31, 2003, the Company had $3,770 on deposit with the Ministry and has agreed to make monthly deposits of $100.

6.   Palladium Sales Contract

     In 2000, the Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005.

7.   Palladium and Platinum Forward Sales Contracts

     To augment the Palladium Sales Contract, the Company had forward sales contracts at March 31, 2003 for 37,800 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2003 production. In addition, the Company had forward sales contracts for 2,000 ounces platinum at US$524 per ounce as a hedge against a portion of its 2003 production.

8.   Capital Stock

     As at March 31, 2003, the Company had 50,694,055 common shares issued and outstanding. At March 31, 2003, the Company had 877,422 stock options outstanding at a weighted average exercise price of $10.94, expiring at various dates from March 3, 2005 to February 28, 2011.

9.   Changes in Non-Cash Working Capital

                                                       March 2003    March 2002
-------------------------------------------------------------------------------
Decrease (increase) in:
       Concentrate awaiting settlement                   $   (771)     $(12,987)
       Inventories and stockpiles                           1,849        (1,584)
       Accounts receivable and other assets                   112           862
-------------------------------------------------------------------------------
                                                            1,190       (13,709)
-------------------------------------------------------------------------------
Increase (decrease) in:
       Accounts payable and accrued liabilities            (2,573)       (1,964)
       Taxes payable                                          381           580
-------------------------------------------------------------------------------
                                                           (2,192)       (1,384)
-------------------------------------------------------------------------------

Changes in non-cash working capital                      $ (1,002)     $(15,093)
-------------------------------------------------------------------------------

10.  Revenue from Metal Sales

                                                    March 2003       March 2002
-------------------------------------------------------------------------------
Palladium                                             $ 24,208         $ 28,559
Palladium forward contracts                             10,634           11,308
Adjustments for mark to market                            (798)          (4,873)
Other metals                                            11,076            9,583
-------------------------------------------------------------------------------
                                                      $ 45,120         $ 44,577
-------------------------------------------------------------------------------

     The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.

CORPORATE
INFORMATION


DIRECTORS                               STOCK EXCHANGE LISTINGS
Michael P. Amsden                       Toronto Stock Exchange
Steven R. Berlin                          (Trading Symbol "PDL")
Andre J. Douchane                       American Stock Exchange
Louis J. Fox                              (Trading Symbol "PAL")
A. M. (Sandy) Laird
Walter R. Ranta                         AUDITORS
Richard H. Sutcliffe                    Ernst & Young LLP
Greg J. Van Staveren                    Toronto, Ontario

OFFICERS AND SENIOR                     TRANSFER AGENT
MANAGEMENT                              Computershare Trust
                                          Company of Canada
ANDRE J. DOUCHANE                       100 University Avenue
President and Chief                     9th Floor
  Executive Officer                     Toronto, Ontario M5J 2Y1
                                        Tel: (514) 982-7555
GEORGE D. FAUGHT, C.A.                  Toll-free: 1 (800) 564-6253
  Vice President - Finance              Fax: (514) 982-7635
  and Chief Financial Officer           Toll-free fax: 1 (888) 453-0330
                                        Email: caregistryinfo @computershare.com
RAY J. MASON, B.Sc.
Mine Manager                            Computershare Trust
                                          Company, Inc.
MAURICE J. LAVIGNE, P.Geo.              350 Indiana Street
Vice President - Exploration            Suite 800
                                        Golden, Colorado 80401
MICHAEL C. THOMPSON, F.C.C.A.           Tel: (303) 262-0700
Administration Manager                  Fax: (303) 262-0603
  and Senior Controller                 Email: caregistryinfo @computershare.com

MARY BATOFF, LL.B.                      Investor Relations
Corporate Secretary                     Investor relations inquiries
                                        should be directed to:
HEAD OFFICE                             Tel: (416) 360-7590
130 Adelaide Street West                Fax: (416) 360-7709
Suite 2116                              Email: info@napalladium.com
Toronto, Ontario
Canada  M5H 3P5                         Website
Tel: (416) 360-7590                     www.napalladium.com
Fax: (416) 360-7709
Email: info@napalladium.com

THUNDER BAY OPERATIONS
Lac des Iles Mines Ltd.
P.O. Box 10547, Station P
Thunder Bay, Ontario
Canada  P7B 6T9
Tel: (807) 448-2000
Fax: (807) 448-2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NORTH AMERICAN PALLADIUM LTD.


Date:  June 12, 2003                          By: /s/ Mary Batoff
                                                 ------------------------------
                                                      Mary Batoff

                                              Title: Secretary



--------------------------------------------------------------------------------